EXHIBIT 99.1

Endeavour Silver Releases 2020 Sustainability Report

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VANCOUVER, British Columbia, May 12, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces the publication of its 2020 Sustainability Report entitled “Unity in Adversity.” This marks the ninth consecutive year the Company has reported on its sustainability initiatives, including the last eight under the GRI Standards for sustainability reporting. This year, the report includes additional disclosure linked to the Sustainability Accounting Standards Board (SASB) framework.

Endeavour’s 2020 Sustainability Report is available at https://csr.edrsilver.com and the full report can be downloaded here. The Spanish versions will be available by month-end on the company website. All dollar amounts presented below are in U.S. dollars.

2020 Sustainability Highlights

Safety and Health

  Achieved a 25% reduction in the Reportable Injury Rate (RIR), exceeding the target of 10%
  Implemented a new employee empowering Safety Culture Change Program entitled “Te Cuido” (English translation is “I take care of you”) with a focus on risk awareness and competency
  Augmented standard safety procedures with COVID-19 protocols to protect our workforce with minimal disruption to the business

Our People

  Provided an average of 21 hours training for each employee, despite pandemic restrictions, including social distancing measures
  Deployed the ICARE Values program, “The Endeavour Way” company-wide to improve visibility of ethics and communication with employees

Community

  Supported 142 Mexican students with scholarships to further their education
  Donated 534 tablets to local schools and students to support online learning
  Distributed 2,200 COVID-19 rapid tests and personal protective equipment (PPE) to Mexican households and health centers during the pandemic

Environment

  Planted 44,000 trees in reforestation projects to reclaim disturbed ground
  Recycled over 90% of water used in mineral processing
  Reduced absolute greenhouse gas (GHG) emissions by 34%

Economic Value

  99% of our workforce is local, providing $32.4 million in employee wages and benefits.
  Spent $136 million on goods and services, 96% of total procurement is from within Mexico.
  Paid $5 million in various taxes

Endeavour CEO Bradford Cooke commented: “In the face of a global pandemic, our people came together not only to resolve new challenges but also capture new opportunities and create a more sustainable future for the Company. We did not just survive a difficult year, we thrived thanks to our ability to unite in the face of adversity.”

“COVID-19 has been a reminder that we need to work together in harmony with our stakeholders and the planet in order to protect our people, our most valuable resource. The pandemic also accelerated the trend for a more sustainable approach to investing. On this note, silver has a key role to play as a green metal much needed for solar power and electric vehicles as the world transitions to a lower carbon economy.”

“Our sustainability reporting reflects how our mining operations are evolving towards greater sustainability to drive positive change for our stakeholders. Rather than set arbitrary targets for our sustainability goals, we conduct regular materiality assessments with our major stakeholders in order to drive better ESG performance. We have been doing for many years as part of our philosophy of continuous improvement.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.